Exhibit 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2012	2011	2010	2009	2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3981	0.4241	0.3981	0.3883	0.3709
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6019	0.5759	0.6019	0.6117	0.6291
Pre-Tax Preferred Stock Dividends	$2,193	$2,292	$2,193	$2,158	$2,098

FIXED CHARGES:
Interest Expense	$36,504	$40,544	$39,343	$43,649	$46,707
Amortization of Debt Premium, Discount and Expense	352	414	434	413	450
Interest Component of Rentals	1,727	1,661	1,441	1,539	1,609

Total Fixed Charges	38,583	42,619	41,218	45,601	48,766
Pre-Tax Preferred Stock Dividends	2,193	2,292	2,193	2,158	2,098

Total Fixed Charges and Preferred Stock	$40,776	$44,911	$43,411	$47,759	$50,864

EARNINGS:
Net Income	$141,138	$118,370	$111,205	$121,693	$117,843
Add:
Income Taxes	93,349	87,150	73,556	77,274	69,491
Loss on Equity Method Investments	-	545	-	-	-
Distributed Income of Equity Investees	8,927	-	-	-	-
Total Fixed Charges	38,583	42,619	41,218	45,601	48,766

Total Earnings	$281,997	$248,684	$225,979	$244,568	$236,100

Ratio of Earnings to Fixed Charges and Preferred Dividends	6.9	5.5	5.2	5.1	4.6